UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0058
Washington, D.C. 20549	Expires:	December 31, 2018
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FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING

CUSIP NUMBER

(Check one): ☒  Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:              September 29, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Technical Communications Corporation
Full Name of Registrant

Former Name if Applicable

100 Domino Drive
Address of Principal Executive Office (Street and Number)

Concord, MA 01742
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Technical Communications Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended September 29, 2018 (the “2018 Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize the financial statements to be filed as part of the 2018 Form 10-K. The additional time is required for, but not limited to, the Company to review its revenue recognition policies. We have been reviewing our interpretations of ASC 605, Revenue Recognition. Based upon this review, we have reached a preliminary conclusion that the Company needs to modify certain aspects of its revenue recognition policies. Such modifications may result in the restatement of revenue for prior periods.

The Company currently expects to file the 2018 Form 10-K on or before January 11, 2019, the prescribed due date under the fifteen calendar day extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael P. Malone	978	287-6219
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing accounting review by the Company we are unable to quantify or provide a reasonable estimate of the changes in revenue for prior periods until such review is complete.

Technical Communications Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 28, 2018	By	/s/ Michael P. Malone
Michael P. Malone
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).